Exhibit 12.01

Flextronics International Ltd.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended March 31,
	2009	2010	2011	2012	2013
	($’s in thousands)
Calculation of Earnings:
Income (loss) from continuing operations	$(5,929,209)	$31,898	$612,261	$520,770	$302,502
Income taxes (benefit)	5,364	(37,059)	22,049	53,960	26,313
Income (loss) before taxes	$(5,923,845)	$(5,161)	$634,310	$574,730	$328,815
Plus:
Fixed charges	$255,718	$166,731	$95,736	$72,757	$73,414
Capitalized interest	(1,747)	(1,113)	(1,036)	(78)	(87)
Distributed income of equity investees	77	—	56	108	63
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Amortization of previously capitalized interest	454	723	894	1,053	1,065
Total earnings (loss)	$(5,669,343)	$161,180	$729,960	$648,570	$403,270

Calculation of Fixed Charges:
Interest on all indebtedness and amortization of debt discount and expense	$236,321	$148,658	$81,297	$60,117	$58,790
Capitalized interest	1,747	1,113	1,036	78	87
Discount, premium and capitalized expenses related to Indebtedness	9,198	9,395	7,403	7,667	10,112
Interest factor attributable to rentals	8,452	7,565	6,000	4,895	4,425
Total Fixed Charges	$255,718	$166,731	$95,736	$72,757	$73,414

Ratio of Earnings to Fixed Charges	—	—	7.6x	8.9x	5.5x

Deficiency of Earnings Available to Cover Fixed Charges	(5,925,061)	(5,551)	—	—	—